LETTER  TO  PIZZA  INN  SHAREHOLDERS

The  Colony,  Texas  -  June  8,  2004

PIZZA  INN,  INC.  (NASDAQ:PZZI)

Dear  Pizza  Inn  Shareholder,

This past February we updated you on some of the important changes that we implemented during the preceding months. I want to take an opportunity now to follow-up on some of those efforts as well as share several of our current initiatives with you. While much of the focus of this letter will be on marketing, operations, and product initiatives, they are emblematic of a common theme at Pizza Inn - progress through the development, evaluation, and implementation of new programs and changes to further improve Pizza Inn for our customers and franchisees. Many of these decisions have been difficult, but we hope as you read this letter you will agree with Pizza Inn's Board of Directors and management team that we are taking the crucial steps necessary to continue the successes we have seen over the last year.

FRANCHISEE  OWNERS'  CONVENTION

While there are numerous other venues and opportunities for communicating with our franchisees, none are as all encompassing and in-depth as our annual franchisee owners' convention. To be held in Biloxi, Mississippi later this month, this convention's registration has been excellent, and we expect attendance to significantly exceed last summer's event. This will be another opportunity to focus our franchisees on the Company's ongoing marketing efforts, as well as review some of the operational ideas and directions which we see working at the local store level every day.

This is also where individual franchisees from throughout the chain come together to share their success stories. At this year's convention we will utilize some of these individuals and their success stories in tandem with the Company's presentations to continue to foster the spirit of communication and teamwork which has been a focus over the last two years.

MARKETING  AND  SALES  GROWTH

As I shared with you in last quarter's letter, our marketing initiatives are making a positive difference in comparable store sales. We believe these improvements can be attributed in large part to the brand positioning and subsequent advertising campaign first initiated in July 2003. Since this time, sales trends have continued to improve, resulting in a third quarter comparable increase of almost 1%. Results for the most recent six-week period are even more encouraging, as comparable sales are up nearly 2% versus last year.

We believe these sales improvements can also be attributed to the support of our franchisee advertising board and the commitment of our franchisees and marketing co-ops to a clearly defined vision. There is, however, more to accomplish in the area of marketing. For example, our new 2004-2005 television, radio and print campaign will be unveiled for use at this month's annual franchisee convention in Biloxi, Mississippi. Next, we will introduce a new community marketing program and accompanying Inn-tranet site to franchisees in the near future. These programs were designed to provide franchisees with sales-building ideas that also create customer loyalty in the local community. The marketing department will also work closely with franchisees to provide the support necessary for successful execution of these initiatives.

STORE  LEVEL  PROFITABILITY

As noted in our press release of May 24, these are very difficult economic times for our industry, due primarily to the unusual increase in many of our commodity prices. The price of cheese (our largest single ingredient cost) increased approximately 70% from January 23 to April 14 when its market price reached an all-time high. In addition, many other items relevant to our industry - soybeans and other grains, beef, chicken, and pork, as well as non-food expenses such as gasoline, utilities, and insurance - have also increased in price and therefore reduced our chain's store level profitability.

Given these challenges, we are very focused on assisting our franchisees in improving their profit margins. Satisfactory store level margins are paramount to the success of existing franchisees. We also believe improving margins will lead to additional store openings from current operators and provide a stronger foundation for attracting new ones. As always, we are in constant contact with vendors to help ensure competitive prices. We also continue working with our franchisees to help them with their efficiencies regarding all variable expenses as well as their implementation of equitable, competitive pricing for our customers in light of today's rising expenses.

LAYOFFS  AND  EXPENSE  REDUCTIONS

One of our most difficult decisions in recent years was the realization that in order to reduce the prices of certain key products sold to franchisees and therefore improve their profitability, the company would be required to enter into layoffs for the first time in nearly 14 years. The layoffs affected about 15% of our corporate office staff, as well as additional personnel at our Norco distribution facility. In addition, the Company identified several other expenses that were reduced or eliminated. These reductions in expenses at Pizza Inn and Norco are being passed directly to our franchisees in the form of Norco price reductions effective June 1. We believe these price relief measures will have a long-term positive effect on our franchisees and Pizza Inn. While the month of June could reflect one-time higher expenses associated with our employee layoffs, they may be partially offset by other savings. These types of actions are always difficult for the Company and its people, but we recognize that the success of this organization is dependent on the success of its franchisees, and the entire company remains strongly committed to this success.

FRANCHISE  DEVELOPMENT

This year we have opened 31 new restaurants, which include the reopening of three previously closed units, and we plan to open seven more by June 30. We have now closed 35 units for this year, of which 16 have ceased operations since the beginning of March 2004 during a period of significantly increased food costs and other expenses. These recent closings are disappointing, but we remain optimistic that our initiatives on both sales building and franchisee margin improvements will reduce future closings.

Our openings projected for fiscal 2004 include 14 in our fourth quarter, seven of which have already opened. These recent openings in addition to those already on our schedule for fiscal 2005 make us optimistic about our new unit growth plans for next year.

Our Pizza Inn restaurant remodeling and reimaging program will be highlighted at our upcoming franchisee convention in June. As a key component to improving store level sales at individual locations, this program remains a top priority for Pizza Inn.


OPERATIONS,  TRAINING,  AND  CONCEPT  DEVELOPMENT

With so many new unit openings in the fourth quarter, our team members in these important departments have been very busy assisting new franchisees as well as working with existing operators to improve their operating efficiencies. These efforts are making a positive difference for both groups. Our training seminars in the field continue to be well attended and a positive force in ensuring franchisee-operating consistency.

With regard to new products, our marketing and concept development team members have completed the development, testing and implementation of Pizza Inn's "4 - pack sampler." The product was a big hit with the stores participating in the test phase, and it is now available in approximately 150 of our domestic Pizza Inn restaurants.

We are keeping a close eye on our "Take and Bake" pizza, which is still in a test phase in selected markets, and we will keep you informed on these results as we move forward.

In addition, we now offer a simplified version of our Pizza Inn program for express units at a lower investment cost which we believe will make it a much more attractive option for new operators.

FINANCIAL  HIGHLIGHTS  AND  TRENDS

   Income  Statement
   -----------------

For our third quarter ended March 28, 2004, our revenues were $14.6 million versus $14.2 million last year. Net income was $617,000 versus $376,000 the previous year, while earnings per share increased to $.06 from $.04 last year. All major income statement variances were discussed in the "Management's Discussion and Analysis" section of this quarter's Form 10-Q filed on May 12.

   Cash  Flow  and  Debt  Balances
   -------------------------------

Pizza Inn generated $3.4 million in cash flow from operations in the first nine months of this fiscal year. As of June 1, our term loan is now paid off, our line of credit balance owed is only $1.2 million, and the balance owed on our corporate facilities is down to $7.2 million.

In summary, in spite of the economic pressures of this past quarter, the Company's financial performance was improved by the implementation of several focused initiatives to increase sales and decrease expenses. As discussed above, we remain committed to the goals of both improving our franchisees' profitability and encouraging more new unit growth in the future. The achievement of these goals will be the foundation upon which increased shareholder value will be built.

Sincerely,

/s/ Ronald W. Parker
Ronald  W.  Parker
President  and  Chief  Executive  Officer